

June 8, 2022

Zine Mazouzi
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

> **Re: Steven Madden, Ltd.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 000-23702**

Dear Mr. Mazouzi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing